DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Peter M. Astiz peter.astiz@dlapiper.com T 650.833.2036 F 650.687.1159 OUR FILE NO. 355856-900000

May 30, 2008

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Super Micro Computer, Inc.
Form 8-K filed on May 14, 2008
File No. 001-33383

Dear Mr. Krikorian:

This letter is submitted on behalf of Super Micro Computer, Inc. (the “Company”) in response to the comment that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 8-K (filed on May 14, 2008, File No. 001-33383) (the “Filing”), as set forth in your letter to Mr. Charles Liang dated May 22, 2008. For reference purposes, the text of your letter dated May 22, 2008 has been reproduced herein (in bold), with the Company’s response below.

Question:

We note your conclusion that the unaudited financial statements for the quarterly periods ended December 31, 2007 and 2006 should no longer be relied upon due to a misclassification within the condensed consolidated statements of cash flows. Tell us in more detail why you believe the excess tax benefits for options accounted for under APB No. 25 should continue to be classified within operating cash flows as opposed to financing cash flows as prescribed by paragraph 68 of SFAS 123(R), which amended SFAS 95.

Response:

The Company filed its Form 10-Q/A for the quarterly period ended December 31, 2007 on May 14, 2008 (the “Form 10-Q/A”). In the Form 10-Q/A, the Company disclosed in Note 13 to the condensed consolidated financial statements that it was correcting the classification of APB No. 25 excess tax benefits in the statements of cash flows for the six months ended December 31, 2006 and

Mr. Stephen Krikorian

May 30, 2008

Page Two

2007. The Company also discloses in Note 3 to its condensed consolidated financial statements that “SFAS No. 123(R) requires the cash flows resulting from the tax benefits for tax deductions resulting from the exercise of stock options in excess of the compensation expense recorded for options accounted for under SFAS No. 123(R) (excess tax benefits) to be classified as cash from financing activities (see Note 13). Excess tax benefits from options accounted for under APB 25 continue to be classified as cash from operating activities.”

The Company supplementally advises the Staff that it adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment, effective July 1, 2006 using the prospective transition method as a nonpublic company. Prior to the adoption of SFAS 123(R), the Company accounted for its stock options issued to employees in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), as amended by SFAS No. 148. Under APB 25, when the exercise price of the Company’s employee and director stock options is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company used the minimum value method of measuring these options for pro forma disclosure purposes prior to the adoption of SFAS 123R. In March 2007, the Company completed its initial public offering. Therefore, as prescribed by paragraph 83 of SFAS 123(R), the Company continued to account for options granted prior to the adoption of SFAS 123(R) under the provisions of APB 25 as such was the accounting principle originally applied to those options and began applying SFAS 123(R) prospectively to new awards and to awards modified, repurchased, or cancelled after July 1, 2006 (adoption date of SFAS 123(R)).

The Company understands that paragraph 68 of SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions resulting from the exercise of stock options in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as cash flows from financing activities for options accounted for under SFAS 123(R). However, the Company believes that the excess tax benefits triggered by employee exercise of stock options accounted for under APB 25 should continue to be reported as cash flow within operating activities as prescribed by Emerging Issue Task Force Issue No. 00-15, Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option, which was nullified by SFAS 123R except for those entities within the scope of paragraph 83 of SFAS 123(R). In the Company’s interim condensed consolidated financial statements for the six months ended December 31, 2006 included in its March 2007 registration statement in connection with its initial public offering and in its annual financial statements for the year ended June 30, 2007, included in its fiscal 2007 Form 10-K filing, the Company correctly classified such excess tax benefits in cash flows from operating activities in the respective consolidated statements of cash flows. However, when the Company prepared its

Mr. Stephen Krikorian

May 30, 2008

Page Three

condensed consolidated statements of cash flows in its Form 10-Q for the six months ended December 31, 2007 and 2006, the Company had approximately $2.4 million and $67,000 in excess tax benefits resulting from the exercises of options being accounted for under APB 25 for which the Company incorrectly presented the cash flows in the condensed consolidated statement of cash flows in accordance with the amendments to SFAS No. 95 resulting from the issuance of SFAS 123(R). As the Company believes it had been applying the correct accounting policy in its previous filings (i.e., its registration statement for its initial public offering and its 2007 Form 10-K), the Company determined in May of 2008 it should correct its condensed consolidated statements of cash flows for the six months ended December 31, 2007 and 2006 included in its Form 10-Q for the quarterly period ended December 31, 2007 to conform with the previously adopted accounting policy.

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On behalf of the Company, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Filing, that the staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We and the Company very much appreciate the Staff’s attention to the review of the Form 8-K. Please do not hesitate to contact the undersigned at (650) 833-2036 if you have any questions regarding this letter.

Sincerely,

DLA Piper US LLP

Peter M. Astiz Partner peter.astiz@dlapiper.com